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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)**

                               ----------------

                           FOODBRANDS AMERICA, INC.
                           (NAME OF SUBJECT COMPANY)

                                 IBP SUB, INC.
                         A WHOLLY OWNED SUBSIDIARY OF

                            IBP FOODSERVICE, L.L.C.
                         A WHOLLY OWNED SUBSIDIARY OF
                                   IBP, INC.
                                   (BIDDERS)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  344822 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

        LONNIE O. GRIGSBY, ESQ.                      COPIES TO:
 EXECUTIVE VICE PRESIDENT AND GENERAL          JOSEPH H. NESLER, ESQ.
                COUNSEL                            SIDLEY & AUSTIN
               IBP, INC.                      ONE FIRST NATIONAL PLAZA
              IBP AVENUE                       CHICAGO, ILLINOIS 60603
          POST OFFICE BOX 515                      (312) 853-7000
      DAKOTA CITY, NEBRASKA 68731
            (402) 494-2061
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

   *Constituting the final amendment to Schedule 14D-1.
  **This Amendment No. 1 to Schedule 14D-1 also constitutes Amendment No. 1 to the Statement on Schedule 13D of IBP, inc., IBP Foodservice, L.L.C. and IBP Sub, Inc. filed with respect to the shares of Common Stock, $.01 par value per share, of Foodbrands America, Inc. beneficially owned by IBP, inc., IBP Foodservice, L.L.C. and IBP Sub, Inc.

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CUSIP NO. 344822 10 1            14D-1 and 13D                 Page 2 of 6 Pages

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 1.
  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  IBP, INC.                                   42-0838666
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (SEE INSTRUCTIONS)

                                                                        (A) [X]

                                                                        (B) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).
                                                                          [_]
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
                                                                   12,079,540*
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
  CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

  APPROXIMATELY 96.9% OF THE SHARES ISSUED AND OUTSTANDING AS OF APRIL 29,
  1997*
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10.
  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  GM, CO
--------------------------------------------------------------------------------

  *SEE FOOTNOTE ON FOLLOWING PAGE.

                                       2
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CUSIP NO. 344822 10 1            14D-1 and 13D                 Page 3 of 6 Pages

--------------------------------------------------------------------------------

 1.
  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  IBP FOODSERVICE, L.L.C.                       91-1789835
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (SEE INSTRUCTIONS)

                                                                        (A) [X]

                                                                        (B) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).
                                                                          [_]
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
                                                                   12,079,540*
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
  CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

  APPROXIMATELY 96.9% OF THE SHARES ISSUED AND OUTSTANDING AS OF APRIL 29,
  1997*
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  GM, OTHER (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

  *SEE FOOTNOTE ON FOLLOWING PAGE.

                                       3
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CUSIP NO. 344822 10 1            14D-1 and 13D                Page 4 of 6 Pages

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 1.
  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  IBP SUB, INC.                                                    91-1788691
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (SEE INSTRUCTIONS)

                                                                        (A) [X]

                                                                        (B) [_]
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 3.
  SEC USE ONLY
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 4.
  SOURCES OF FUNDS (SEE INSTRUCTIONS) WC, BK
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F).
                                                                          [_]
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 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
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 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
                                                                  12,079,540*
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 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
  CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]
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 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

  APPROXIMATELY 96.9% OF THE SHARES ISSUED AND OUTSTANDING AS OF APRIL 29,
  1997.*
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10.
  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  GM, CO
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* As of April 29, 1997, there were (a) 12,465,107 Shares (as defined herein)
 issued and outstanding, and (b) outstanding stock options and warrants to purchase an aggregate of 1,762,752 Shares. Each reporting person owns approximately 96.9% of the issued and outstanding Shares (approximately 84.9% on a fully diluted basis). Pursuant to the Agreement and Plan of Merger dated March 25, 1997 by and among IBP, inc., IBP Sub, Inc. and the Company (as defined herein), the outstanding stock options and warrants to purchase an aggregate of 1,762,752 Shares will be cancelled immediately before the merger of IBP Sub, Inc. with and into the Company. Any Shares not purchased in the Offer will be cancelled and become the right to receive $23.40 per Share when the merger of IBP Sub, Inc. with and into the Company is completed.

                                       4
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                                                              Page 5 of 6 Pages

  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") which relates to the offer by IBP Sub, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of IBP Foodservice, L.L.C. ("IBP Foodservice"), a Delaware limited liability company whose sole members are IBP, inc., a Delaware corporation (the "Parent"), IBP Caribbean Inc., a Cayman Islands company and a wholly owned subsidiary of the Parent ("IBP Caribbean"), and Prepared Foods, Inc., a Texas corporation and a wholly owned subsidiary of the Parent ("Prepared Foods"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Foodbrands America, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). This Amendment No. 1, which constitutes the final amendment to the Schedule 14D-1, also constitutes Amendment No. 1 to the Statement on Schedule 13D of the Offeror, IBP Foodservice and the Parent with respect to the Shares beneficially owned by the Offeror, IBP Foodservice and the Parent.

ITEM 2. IDENTITY AND BACKGROUND

  Item 2 is hereby amended and supplemented by adding thereto the following:

    IBP Foodservice's sole members are the Parent, IBP Caribbean and Prepared Foods.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Item 6 is hereby amended and supplemented by adding thereto the following:

    On April 29, 1997, the Offeror accepted for payment a total of 11,581,740 Shares (excluding 35,231 Shares represented by brokers' notices of guaranteed delivery). Any Shares not purchased in the Offer will be cancelled and will become the right to receive $23.40 per Share when the merger of the Offeror with and into the Company is completed.

ITEM 10. ADDITIONAL INFORMATION

  Item 10 is hereby amended and supplemented by adding thereto the following:

    The Offer terminated at 12:00 midnight, New York City time, on Monday, April 28, 1997.

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                                                              Page 6 of 6 Pages

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 1997

                                          IBP, inc.

                                                 /s/ Lonnie O. Grigsby
                                          By: _________________________________
                                             Name: Lonnie O. Grigsby
                                             Title: Executive Vice President
                                                 & General Counsel

                                          IBP Foodservice, L.L.C.

                                                   /s/ Larry Shipley
                                          By: _________________________________
                                             Name: Larry Shipley
                                             Title: President

                                          IBP SUB, INC.

                                                   /s/ Larry Shipley
                                          By: _________________________________
                                             Name: Larry Shipley
                                             Title: President

                                       6
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                                 EXHIBIT INDEX

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  EXHIBIT
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 (a)(9)    Press release issued by the Parent on April 29, 1997
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